Mail Stop 3561

July 17, 2007

Mr. Mathew D. Serra
Chief Executive Officer
Foot Locker, Inc.
112 West 34th Street
New York, New York 10120

   RE: Foot Locker, Inc.
     Form 10-K for Fiscal Year Ended February 3, 2007
     Form 10-Q for Fiscal Quarter Ended May 5, 2007
     Filed April 2, 2007 and June 12, 2007
     File No. 1-10299

Dear Mr. Serra:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        William Thompson
        Accounting Branch Chief